UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rotherham, Gregory K.
   1100 Employers Boulevard
   Green Bay, WI  54344
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1999
5. If Amendment, Date of Original (Month/Year)
   (5)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President-Business Development (Small Group Division)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common (1)                 |12/3/9|P   |V|1,500             |A  |$7.00      |24,000             |D(5)  |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |      |    | |                  |   |           |10,421.9           |I     |HRSP (2)                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (3)            |15.5938 |     |    | |           |   |9/17/|11/16|Common (1)  |3,750  |       |3,750       |D  |            |
                      |        |     |    | |           |   |99   |/05  |            |       |       |            |   |            |
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Option (3)            |15.5938 |     |    | |           |   |11/16|11/16|Common (1)  |3,750  |       |3,750       |D  |            |
                      |        |     |    | |           |   |/99  |/05  |            |       |       |            |   |            |
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Option (3)            |15.5938 |     |    | |           |   |11/16|11/16|Common (1)  |3,750  |       |3,750       |D  |            |
                      |        |     |    | |           |   |/00  |/05  |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |9/17/|8/12/|Common (1)  |52,740 |       |52,740      |D  |            |
                      |        |     |    | |           |   |99   |06   |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |9/17/|1/9/0|Common (1)  |30,720 |       |30,720      |D  |            |
                      |        |     |    | |           |   |99   |7    |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |1/9/0|1/9/0|Common (1)  |15,130 |       |15,130      |D  |            |
                      |        |     |    | |           |   |0    |7    |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |9/17/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |1/15/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |00   |08   |            |       |       |            |   |            |
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Option (4)            |15.5938 |     |    | |           |   |1/15/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |01   |08   |            |       |       |            |   |            |
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Option (4)            |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,334 |       |13,334      |D  |            |
                      |        |     |    | |           |   |00   |09   |            |       |       |            |   |            |
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Option (4)            |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |01   |09   |            |       |       |            |   |            |
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Option (4)            |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |13,333 |       |13,333      |D  |            |
                      |        |     |    | |           |   |02   |09   |            |       |       |            |   |            |
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Option-ISO (4)        |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
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Option-ISO (4)        |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |     |    | |           |   |1    |9    |            |       |       |            |   |            |
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Option-NQ (4)         |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |     |    | |           |   |2    |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, and amended as of May 27, 1998 and March 1, 1999, pursuant to the Company RIghts
Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held for my benefit as of December 31, 1999 under the Humana Retirement & Savings Plan ("HRSP") exempt under Rule
16b-3(c).
(3)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.
(4) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees.
(5) This Form 4 amends my September and November 1999 Form 4's. The September Form 4 should have reported a purchase on Sept. 28 which was actually reported in the November Form 4. The November purchase should be removed but the ending balance should remain the same.